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                                                                     EXHIBIT 2.1

                                AMENDMENT NO. 1
                                       TO
                      AGREEMENT AND PLAN OF REORGANIZATION

        Amendment No. 1 to Agreement and Plan of Reorganization (the "Amendment No. 1") dated this December 29, 1997, by and among Iwerks Entertainment, Inc., a Delaware corporation ("Parent"), IWK-1 Merger Corporation, a Delaware corporation ("Sub") and Showscan Entertainment Inc., a Delaware corporation (the "Company").

                                    RECITALS

        A. Parent, Sub and the Company have entered into that certain Agreement and Plan of Reorganization (the "Merger Agreement") dated August 4, 1997 pursuant to which Sub shall merge with and into the Company, the separate existence of Sub shall cease and the Company shall continue as the surviving corporation. As used herein and in the Merger Agreement the term "Agreement" shall mean the Merger Agreement as amended by this Amendment No. 1, and the term "Merger" shall mean the merger contemplated by the Merger Agreement as amended by this Amendment No. 1. Terms used herein without definition shall have the meanings given those terms in the Merger Agreement.

        B. The consummation of the Merger is subject to the satisfaction of various conditions, including but not limited to, the approval of the stockholders of Parent.

        C. The Merger Agreement provides, in certain circumstances, that either Parent or the Company shall have the right to terminate the Merger Agreement if the Merger is not consummated prior to December 31, 1997.

        D. Because of the uncertainty associated with the receipt of approval from Parent's stockholders and because of the uncertainty associated with the consummation of the Merger prior to the termination of the Merger Agreement, the parties have agreed to the amendment of Section 2.5 of the Merger Agreement and the other amendments provided for herein.

        E. The Boards of Directors of Parent, Company and Sub each has determined that a business combination among Parent, the Company and Sub is in the best interest of their respective companies and stockholders, and accordingly have approved and adopted this Amendment No. 1 and adoption of the Merger Agreement and Merger as amended hereby by their respective stockholders.

                                   AGREEMENT

        NOW THEREFORE, in consideration of the foregoing premises and mutual covenants herein provided, the parties agree as follows:

        1. Section 2.5(a)(i) and (ii) of the Merger Agreement is hereby amended and restated

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to read in its entirety as follows:

          "(i) each share of Company Common Stock outstanding immediately prior to the Effective Time shall entitle the holder thereof to 0.62 validly issued, fully paid and nonassessable shares of Parent Common Stock (the "Per Share Consideration");

          (ii) each share of Company Preferred Stock outstanding immediately prior to the Effective Time shall entitle the holder thereof to that number of validly issued, fully paid and nonassessable shares of Parent Common Stock as is equal to the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible immediately prior to the Effective Time multiplied by 0.62;"

     2. Section 6.16 of the Merger Agreement is hereby amended by adding the following to the end of such Section:

     "The first sentence of this Section 6.16 shall not become applicable until January 15, 1998, except that the Company shall notify Parent in writing prior to furnishing any information to, or entering into discussions or negotiations with, any Person concerning an Alternative Proposal (provided that nothing herein shall require the Company to identify such Person)."

     3. Section 6.18 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

     "APPOINTMENT OF COMPANY NOMINATED DIRECTOR. Parent hereby agrees to appoint, immediately after the Effective Time, the Person designated by the Company, which Person shall be one of the Company's directors on the date of the Agreement and which shall be designated prior to the effectiveness of the Registration Statement (the "Company Nominated Director") to serve as a director on Parent's Board of Directors as a Class I director, all in accordance with Parent's Bylaws until such time as such director's successor has been duly elected or appointed and qualified or until the earlier death, resignation or removal of such director in accordance with Parent's Bylaws. Parent further agrees, as soon as practicable following the Effective Time, to expand the number of directors to serve on Parent's Board of Directors to seven and to commence a search for two additional qualified candidates to serve as a Class II and Class III director, respectively, who shall be elected by a majority of Parent's then existing Board of Directors."

     4. Section 8.1 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

     "The Company shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Effective Time."

     5. Section 8.2 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

     "Intentionally omitted."




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     6.   Section 10.1(b) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

     "by either Parent of the Company, if the Merger shall not have been consummated by March 31, 1998 (provided that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or a substantial contributor to the failure of the Merger to occur on or before such date);

     7. Section 10.3(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

     "The Company shall pay Parent a fee of $1,500,000 (the "Company Termination Fee") in the event that (i) this Agreement is terminated pursuant to (x) Section 10.1(d)(i) or 10.1(e), or (y) Section 10.1(f) if prior to the meeting of the stockholders of the Company contemplated pursuant to Section 6.4 an Alternative Proposal is publicly announced and the Company consummates such Alternative Proposal within 12 months of the termination of this Agreement pursuant to
Section 10.1(f), or (ii) the condition set forth in Section 7.6 is not satisfied as a result of either (x) false or inaccurate statements made by the Company in the representation letter delivered by the Company to Ernst & Young or (y) a sale or other transfer after the date hereof of the capital stock of the Company or of Parent by an "affiliate" of the Company, as such term is defined and used in Accounting Series Releases 130 and 135, as amended; or (z) any action taken by the Company subsequent to the date of this Agreement; provided, however, the Company Termination Fee shall not be payable by the Company if this Agreement is terminated by the Company pursuant to Section 10.1(d)(i) prior to January 15, 1998, in which case the Company shall reimburse Parent an amount equal to all out of pocket expenses incurred by Parent up to the date of termination of this Agreement in connection with the Merger, but in no event shall such reimbursement obligation exceed $1,000,000 (the "Merger Expenses"). The company Termination Fee and the Merger Expenses shall be payable by wire transfer of same day funds either on the date contemplated in the last sentence of Section 10.1(d) if applicable, or otherwise, within two business days after such amount becomes due. The Company acknowledges that the agreements contained in this
Section 10.3(a) are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 10.3(a) and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the fee set forth in this Section 10.3(a) the Company shall pay to Parent its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the rate of 10% per annum."

     8. The parties agree that the combined knowledge and experience of the executive management teams of the respective companies will benefit the stockholders of the Surviving Corporation. Accordingly, Parent shall use its commercially reasonable efforts to retain the services of Messrs. Pope and Lemon to assist in the integration of the two companies for a period of up to six months following the closing on terms and conditions mutually satisfactory to Parent and such persons; provided, however, Parent under no circumstances shall be obligated to compensate either Mr. Pope or Mr. Lemon for such services at a rate greater than that their current base salaries as



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employees of Company; and provided that under no circumstances shall such retention of Messrs. Pope and Lemon be given any effect under, or have any affect on, their existing employment, severance and similar arrangements with the Company.

     9. The Company hereby represents and warrants to Parent that the Board of Directors of the Company has approved this Amendment No. 1, has determined that the Merger is in the best interests of the Company and its stockholders and has resolved to recommend the adoption of the Merger Agreement (as amended hereby) and the Merger by its stockholders. In connection with such actions, the Board of Directors of the Company has received an opinion of Allen & Company, Inc., its financial adviser, to the effect that the consideration to be paid to the holders of Company Common Stock and Company Preferred Stock pursuant to the Merger is fair to such holders from a financial point of view.

     10. Parent hereby represents and warrants to the Company that the Board of Directors of Parent has approved this Amendment No. 1, has determined that the Merger is in the best interests of Parent and its stockholders and has resolved to recommend the approval of the issuance of Parent Common Stock pursuant to the terms of the Merger Agreement (as amended hereby) by its stockholders. In connection with such actions, the Board of Directors of the Parent has received an opinion of Resource Financial corporation, its financial adviser, to the effect that the consideration to be paid to the holders of Company Common Stock and Company Preferred Stock pursuant to the Merger is fair to Parent's stockholders from a financial point of view.

     11. This Amendment No. 1 may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

     12. Except as expressly modified or amended by the terms hereof, each and everyone of the other provisions of the Merger Agreement shall remain in full force and effect.

     13. This Amendment No. 1, the Merger Agreement, the Exhibits and Schedules attached thereto, the other schedules referred to in the Merger Agreement and the Confidentiality Agreement contain the entire understanding of the parties and there are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof unless expressly referred to herein.




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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to
Agreement and Plan of Reorganization to be duly executed as of the date and year first above written.

                                        IWERKS ENTERTAINMENT, INC.
                                        a Delaware corporation

                                        By: /s/ ROY A. WRIGHT
                                            ------------------------------------
                                        Name:  Roy A. Wright
                                        Title: Chief Executive Officer


                                        SHOWSCAN ENTERTAINMENT INC.
                                        a Delaware corporation

                                        By: /s/ DENNIS POPE
                                            ------------------------------------
                                        Name:  Dennis Pope
                                        Title: President & CEO


                                        IWK-1 MERGER CORPORATION
                                        a Delaware corporation

                                        By: /s/ ROY A. WRIGHT
                                            ------------------------------------
                                        Name:  Roy A. Wright
                                        Title: Chief Executive Officer









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